September 15, 2011

United States Securities and Exchange Commission
Mail Stop 4561
Washington, D.C. 20549
Attention: Kevin L. Vaughn,
Accounting Branch Manager

Re: Positron Corporation
10-K for the year ended December 31, 2009
Filed March 31, 2011
Form 10-Q for the quarter ended June 30, 2010
Filed August 15, 2011
File No. 000-24092
Dear Mr. Vaughn:

This letter is in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing provided in your letter dated August 22, 2011 (the “Comment Letter”). Our responses follow the text of each Staff comment reproduced consecutively for your convenience.

Form 10-K for the fiscal year ended December 31, 2010

Non-Employee Director Compensation. page 29

1.
We note your revised disclosure added in response to prior comment 6. Please tell us why you listed Imagin Diagnostic Centres, Inc. as a non-employee director. Please also tell us why your disclosure only includes the options granted to Sachio Okamura and Dr. Anthony C. Nicholls that are currently outstanding, given your disclosure in the introductory paragraph indicating that you are describing separate compensation to these directors “[b]eginning January 22, 1999 through current date.” We note your disclosure on page 26 of your Form 10-K for the fiscal year ended December 31, 2009 that Mr. Okamura had options to purchase 575,000 shares and Dr. Nicholls had options to purchase 550,000 shares. Please also tell us where you have disclosed the aggregate grant date fair value of the options awards, as required by Regulation S-K Item 402(r)(2)(iv).

We have removed Imagin Diagnostic Centres, Inc., as a non-employee director. Mr. Okamura surrendered his options to purchase 575,000 shares and Dr. Nicholls surrendered his options to purchase 550,000 shares as part of the Company’s efforts to reorganize its capitalization structure in December 2010. Accordingly, no compensation was issued to Non-Employee Directors and the Company has revised its disclosure as follows:

Non-Employee Director Compensation

Beginning January 22, 1999 through current date, non-employee directors were not separately compensated for their services on the Board although they continued to be reimbursed for their reasonable expenses associated with attending board and committee meetings.

Item 12. Security Ownership of Directors, Officers ... , page 29

Security Ownership of Certain Beneficial Owners (a), page 29

2.
We note your revised disclosure added in response to prior comment 7. Please tell us how your disclosure in footnote (d) is consistent with your disclosure in the table that IMAGIN Diagnostic Centres, Inc. beneficially owns 366,900,200 shares of your common stock. It would appear from your disclosure in footnote (d) that IMAGIN beneficially owns 335,500,200 shares (750,000 shares directly and 334,750,200 upon conversion of Series B Preferred Stock). Please also tell us why you revised footnote (c) to include the address of IMAGIN Diagnostic Centres, Inc. for Solaris Opportunity Fund, L.P. and to remove your disclosure that Patrick G. Rooney holds voting and dispositive power over the securities held by Solaris Opportunity Fund, L.P.

We have revised the disclosure of Imagin Diagnostic Centres, Inc. in Subsection (a) of Item 12 to be consistent with the disclosure in the table “Security Ownership of Directors, Director Nominees and Executive Officers”. The address and control person of Imagin Diagnostic Centres, Inc. was inadvertently included in the disclosure of Solaris Opportunity Fund, L.P.

3.
We note from your disclosure and your response to prior comment 2 that Patrick Rooney has an option to purchase 700,000 shares of Series B Preferred Stock which is convertible into 70 million shares of common stock and that Joseph Oliverio and Corey Conn each has an option to purchase 550,000 shares of Series B Preferred Stock which is convertible into 55 million shares of common stock. We also note from footnote (b) to your security ownership table that, on a fully converted basis, you had approximately 782 million shares of common stock outstanding as of December 31, 2010. Please tell us why Mr. Rooney, Mr. Oliverio, and Mr. Conn are not included in the table as holders of more than 5% of your common stock. Please refer to Regulation S-K Item 403(a).

We have revised the disclosure in Item 12 to include the ownership of Messrs. Rooney, Conn and Oliverio and their relative percentage ownership.

Security Ownership of Directors ... , page 30

4.	We note your revised disclosure added in response to prior comment 8:

•
Please tell us why you have included Solaris Opportunity Fund, L.P. and Imagin Diagnostic Centres, Inc. in your table of directors and executive officers. Please also tell us how your disclosure of the number of common shares owned directly by Solaris Opportunity Fund, the number of shares of Series B Preferred Stock owned by Solaris Opportunity Fund, and the number of common shares beneficially owned and the percentage of class so owned by Solaris Opportunity Fund and Imagin Diagnostic Centres in this table is consistent with your disclosure in the table on page 29 or revise your table as appropriate;

We revised the ownership table to remove Imagin Diagnostic Centres, Inc. and Solaris Opportunity Fund, L.P. from the table of Directors, Director Nominees and Executive Officers. Generally, we have revised the disclosure to eliminate the concept of two tables and have included one tabular disclosure of Beneficial Ownership of Management and Certain Beneficial Owners as set forth below:

The following tables, based in part upon information supplied by officers, directors and principal shareholders, set forth certain information regarding the beneficial ownership of the Company's voting securities by (i) all those known by the Company to be beneficial owners of more than 5% of the Company's voting securities; (ii) each director (iii) the Company's Chief Executive Officer and the four other highest paid executive officers (the "Named Executive Officers"); and (iv) the directors and executive officers as a group.

Name of Beneficial Owner	Title of Class	Beneficial Ownership (a)	Number of Shares Subject to Options, Warrants and Convertible Preferred Stock Exercisable		Percent of Class (b)

Solaris Opportunity Fund, L.P. (c)	Common	5,300,000	0		47.1%
	Series B Preferred	1,142,741.4	114,274,140		12.5%
	Series S Preferred	100,000	1,000,000,000		100%
Imagin Diagnostic Centres, Inc. (d)	Common	750,000	0		13.6%
	Series B Preferred	3,347,502	334,750,200		36.5%
Joseph G. Oliverio	Common	0	55,000,000	(e)	7.02%
Sachio Okamura	Common	0	25,000	(f)	* %
Patrick G. Rooney	Common	0	70,000,000	(g)	8.94%
Dr. Anthony C. Nicholls	Common	0	15,000	(h)	* %
Corey N. Conn	Common	0	55,000,000	(i)	7.02%
Timothy M. Gabel	Common	0	365,000	(j)	* %
All Directors and Executive Officers as a Group	Common	0	180,405,000		23.5%

*   Does not exceed 1% of the referenced class of securities.

(a)              Security ownership is direct unless indicated otherwise. Security ownership information for beneficial owners is taken from statements filed with the Securities and Exchange Commission pursuant to Sections 13(d), 13(g) and 16(a) and/or information made known to the Company.

(b)              Calculation refers to Common Stock, based on 782,727,497 shares of Common Stock outstanding, 1. The percentage of outstanding Common Stock assumes full conversion of Convertible Series A, B, and S Preferred Stock into Common Stock and is based on 782,727,497 shares of Common Stock outstanding, 9,168,444 shares of Series B Convertible Preferred Stock outstanding, assumes all of the 2,500,000 Series B stock options are exercised, and 100,000 shares of Series S Preferred Stock outstanding as of December 31, 2010. The Series A converts into a number of fully paid and non-assessable shares of Common Stock equal to one share of Common Stock. Series B converts to into a number of fully paid and non-assessable shares of Common Stock equal to one hundred (100) shares of Common Stock. The Series S converts into a number of fully paid and non-assessable shares of Common Stock equal to the number of Series S Preferred Stock being converted multiplied by Ten Thousand (10,000).

(c)              Includes 12,274,140 shares owned directly, shares issuable upon full conversion of 1,073,000 shares of Series B Preferred Stock into Common Stock, and shares issuable upon full conversion of 100,000 shares of Series S Preferred Stock into Common Stock. The address for Solaris Opportunity Fund, L.P. is 700 Commerce Drive, Suite 500, Oak Brook, Illinois 60523. Patrick G. Rooney holds voting and dispositive power for Solaris Opportunity Fund, L.P.

(d)              Includes 750,000 shares owned directly, and 334,750,200 shares issuable upon full conversion of 3,347,502 shares of Series B Preferred Stock into Common Stock,. The address for IMAGIN Diagnostic Centres, Inc. (“IDC”) is 3014 - 610 Granville St., Vancouver, British Columbia, V6C 3T3, Canada. Patrick J. Rooney, is the principal officer of IDC and holds voting and dispositive power over the securities held by IDC.

(e)              Includes 550,000 Series B shares that may be acquired by Mr. Oliverio pursuant to stock options that are exercisable until December 31, 2013

(f)              Includes 25,000 Series B shares that may be acquired by Mr. Okamura pursuant to options that are exercisable until December 31, 2013

(g)             Includes 700,000 Series B shares that may be acquired by Mr. Rooney pursuant to options that are exercisable until December 31, 2013.  Does not include 1,119,574,140 shares of common stock held by or convertible to by Solaris Opportunity fund, L.P., over which Mr. Rooney holds voting and dispositive power.

(h)             Includes 15,000 Series B shares that may be acquired by Mr. Nicholls pursuant to options that are exercisable until December 31, 2013

(i)               Includes 550,000 Series B shares that may be acquired by Mr. Conn pursuant to stock options that are exercisable until December 31, 2013

(j)      Includes 365,000 Series B shares that may be acquired by Mr. Gabel pursuant to stock options that are exercisable until December 31, 2013

The address for all officers and directors of the Company is 7715 Loma Ct. Suite A, Fishers, IN. 46038.

•
We note your disclosure in footnote (b) that your “[c]alculation ... “assumes none of the 2,500,000 Series B stock options are exercised.” Please tell us how this is consistent with Regulation S-K Item 403 or revise your table as appropriate

We revised the disclosure to include the exercise of 2,500,000 Series B options.

•
Please tell us how your disclosure of shares beneficially owned by Patrick G. Rooney and all directors and executive officers as a group is consistent with Regulation S-K Item 403(b). We note that your disclosure in the table of the number of shares beneficially owned and the percentage of the class so owned by Mr. Rooney and all directors and executive officers as a group continues to exclude a significant number of shares; and

We have revised the disclosure to include ownership of all Shares of Officers and Directors.

•
Please tell us how your disclosure in the table is consistent with your disclosure in footnotes (e) through (j). For example, we note that your disclosure in the table indicates that Joseph G. Oliverio beneficially owns 550,000 shares of common stock, but your disclosure in footnote (e) provides that Mr. Oliverio has 550,000 Series B shares that may be acquired pursuant to stock options, and your disclosure in footnote (b) on page 29 provides that each share of Series B converts into 100 shares of common stock.

We have revised the disclosure in the table to disclose the number of common shares rather than Series B shares held by Messrs. Rooney, Conn and Oliverio.

Section 16(a) Beneficial Ownership Reporting Compliance, page 31

5.
We note your disclosure added in response to prior comment 1. Please provide to us, and revise future filings to include, all information required by Regulation S-K Item 405, including the information required by Item 405(a)(2) which the current disclosure does not appear to include. Please also tell us how you have complied with Item 405 with regard to your shares beneficially owned by IMAGIN Diagnostic Centres, Inc. or Patrick J. Rooney. We note that IMAGIN Diagnostic Centres, Inc. or Patrick J. Rooney beneficially owns 13.0% of your common stock per the beneficial ownership table on page 29 and was not listed in your revised disclosure or response to prior comment 1. This comment also applies to your Form 10-K for the fiscal year ended December 31, 2009.

The Company has revised the Section 16(a) disclosure as follows:

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s officers and directors, and persons who own more than ten percent of a registered class of the Company’s equity securities, to file reports of securities ownership and changes in such ownership with the SEC. Officers, directors and greater than ten percent shareholders also are required by rules promulgated by the SEC to furnish the Company with copies of all Section 16(a) forms they file.

The Company's Chief Executive Officer and Chairman, Patrick G. Rooney, failed to file a report on Form 4 covering the issuance of 700,000 shares of the Company’s Series B Convertible Preferred Stock on January 8, 2010 through September 13, 2011, the date the Form 4 was filed.

The Company's Chief Financial Officer and Director, Corey N. Conn, failed to file a report on Form 3 covering the issuance of 550,000 shares of the Company’s Series B Convertible Preferred Stock on January 8, 2010 through May 11, 2011, the date the Form 3 was filed.

The Company's Vice President of Pharmaceuticals, Scott M. Stiffler, failed to file a report on Form 3 covering his status from January 2010 through May 11, 2011, the date the Form 3 was filed.

The Company's Vice President of Engineering & Services, Timothy M. Gabel, failed to file a report on Form 3 covering the issuance of 365,000 shares of the Company’s Series B Convertible Preferred Stock on January 8, 2010 through May 11, 2011, the date the Form 3 was filed.

The Company's President and Director, Joseph G. Oliverio, failed to file a report on Form 4 covering the issuance of 550,000 shares of the Company’s Series B Convertible Preferred Stock on January 8, 2010 through September 13, 2011, the date the Form 4 was filed.

Imagin Diagnostic Centres, Inc., a ten percent shareholder of the Company, has failed to file reports on Form 3 and Form 4 covering the acquisition and status to it for the periods of January 1, 2004 through the filing of this amended report.

Please also advise us when the Section 16 filings will be made.

All Section 16 filings for the Company’s executive officers and directors have been made. The Company can not ensure when, or if, Imagin Diagnostic Centres, Inc. will file its Section 16 reports.

Form 10-Q as of June 30, 2011

Note 4. Deposits-Attrius® Systems, page 8

6.
We note your response to prior comment 12. With regards to your assertion that you have general inventory risk, please clarify for us your statement here that all machines are sold FOB shipping point. Clarify for us when title passes to your customer.

The Company's 2010 10-K discusses the revenue recognition policy with regards to the passing of title to our customers: "The Company recognizes revenues from the sale of medical equipment products when earned.  Specifically, revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred (or services have been rendered), the price is fixed or determinable, and collectability is reasonably assured. The Company obtains a signed customer acceptance after installation is complete for the sale of its Attrius® PET systems."

7.
Further to the above, we note your disclosure in Note 12 of this Form 10-Q that you have a $250,000 receivable from Neusoft for certain excess freight charges. Please explain this receivable to us in greater detail, including how the receivable from Neusoft to you came about. To the extent that Neusoft paid the carrier on your behalf for shipments from NPMS to the end customer, explain to us how that impacted your analysis of whether to recognize the revenue gross or net.

At June 30, 2011, the Company has a $250,000 receivable from NPMS for excess freight costs incurred by the Company for air shipments of eleven systems versus the less expensive boat shipments, which are intended under the contract. Approximately $200,000 of this amount was recorded in the first quarter of 2011, of which approximately $90,000 related to 2010 shipments. The offset of the entry was to reduce freight costs, which are a component of cost of sales. The Product Supply Agreement addresses the payment of air shipments if the product is not delivered in accordance with the purchase order. Management discussed this issue specifically with NMPS in the 1st and 2nd quarters of 2011, when it was apparent that late deliveries had become a continuous issue. At this point, NPMS had been invoiced for the air shipments. The portion related to 2010 is not deemed to be material to the 2010 net loss/financial statements.

Management is currently in communication with management of NPMS and is working through the air shipment issue along with other unrelated items (component inventory purchases, upgrades to units, software integration, etc.) and believes that this contractual obligation is fully collectible.

8.
We also note your disclosure in Note 12 that you owe Neusoft $218,000 for the purchase of an Attrius PET system. Please provide us with additional information regarding this payable, including a discussion of why the amount had not been paid as of the end of the quarter.

Generally, all payments for the systems are due to NPMS prior to shipping. As noted above, at June 30, 2011, a portion of the final payment was agreed to be withheld while we negotiate the contract penalties for late shipments and other costs incurred by us during initial shipments.

The Company hereby acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any further information, please do not hesitate to contact us.

Sincerely,

POSITRON CORPORATION
By:	/s/ Patrick G. Rooney
Patrick G. Rooney
Chief Executive Officer